BlueFire Ethanol Fuels, Inc.
31 Musick, Irvine, California 92618

December 22, 2009

Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	BlueFire Ethanol Fuels, Inc.
Pre-effective Amendment No. 1 to
Registration Statement on Form S-1
File No.: 333-161772
Originally Filed on: September 8, 2009

Dear Ms. Long:

By letter dated December 7, 2009 the staff (the “Staff”) of the United States Securities & Exchange Commission (the “Commission”) provided Bluefire Ethanol Fuels, Inc. (“Bluefire” or the “Company”) with its comments on the Company’s Resale Registration Statement on Form S-1 originally filed on September 8, 2009 and re-filed on November 9, 2009 and November 20, 2009 (collectively, the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.

General

1.           We note that BlueFire reduced the size of the offering by affiliates from 3,500,000 to2,500,000 shares of common stock in response to prior comment 1, but that RCR Trustis offering 2,000,000 of these shares.  Please provide us your analysis as to why RCR Trust is engaged in a true resale offering and is not engaged in a distribution by or on behalf of BlueFire, given the size of RCR Trust’s offering relative to the number of shares of common stock outstanding that are held by non-affiliates.  Provide us all necessary facts to support your analysis.  In this regard, please see our Compliance and Disclosure Interpretations regarding Security Act Forms, paragraph 214.02, available on the Commission’s website at http://www.sec.gov.

RESPONSE:  RCR Trust is engaged in a true resale offering and is not engaged in a distribution by or on behalf of  Bluefire. The shares in question have been held for over 3 ½ years (issued on or around June 27, 2006). RCR Trust received the 2,000,000 shares pursuant to a reverse merger completed on June 27, 2006. RCR is not in the business of underwriting and will not underwrite the securities and is not acting as a conduit for the Company. In addition, the 2,000,000 shares represents approximately 17% of the RCR Trust’s total holdings in the Company and approximately 5% of total ownership in the Company. This offering is a secondary offering as RCR Trust bears all the risk in the resale of these shares and the Company will not receive any benefit (including no cash) from the sale of the shares. The Commission should not view this offering as a primary offering and for all of these reasons; the Company should be permitted to register these shares.

Security Selling Stockholders, page 37

2.	Include in the registration statement the information given to us in response to prior comments 4 and 5.

RESPONSE: We have revised the Registration Statement to include the Company’s previous responses to prior comments 4 and 5.

Interests of Named Experts and Counsel, page 40

3.	Refer to prior comment 7. As requested previously, include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

RESPONSE: We have revised the Registration Statement to include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Exhibit Index

4.	Refer to prior comment 9. As requested previously, include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

RESPONSE: An exhibit index has been included in the Registration Statement immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

The Company acknowledges that:

•	should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Christopher Scott
Christopher Scott, CFO